UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway

St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan

Form 11-K Index

December 31, 2000

FINANCIAL STATEMENTS

(a) FINANCIAL STATEMENTS

Independent Auditors' Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999
AND FOR THE YEAR ENDED DECEMBER 31, 2000:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes

[Deloitte & Touche LLP letterhead]

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee and Trustees of
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri:

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 7 to the financial statements, effective January 12, 2000, the assets of the Hanifen, Imhoff Inc. Profit Sharing Plan and Trust were merged with the Stifel, Nicolaus Profit Sharing 401(k) Plan.

/s/ Deloitte & Touche LLP

June 1, 2001

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999

ASSETS:
Cash	$ 4,043	$ 4,043
Investments, at fair value	45,881,106	46,643,093
Employee loans receivable	799,121	684,273
Accrued interest on employee loans	-	1,518
Employer's contribution receivable	10	828
Participants' contribution receivable	2,190	32,108

NET ASSETS AVAILABLE FOR BENEFITS	$ 46,686,470	$ 47,365,863

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

ADDITIONS TO NET ASSETS:
Net depreciation in fair value of investments	$ (3,568,845)
Interest and dividend income	370,032
Employer's contributions	418,624
Participants' contributions	4,303,180
Transferred assets from merged plan	1,097,858
Other	49

Total additions	2,620,898

DEDUCTIONS:
Benefits paid to participants	(3,253,849)
Other	(46,442)

Total deductions	(3,300,291)

Net decrease	(679,393)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	47,365,863

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 46,686,470

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF THE PLAN

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") (formerly the Stifel, Nicolaus Profit Sharing Fund) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees of Stifel, Nicolaus & Company, Incorporated (the "Company") and affiliates who meet the eligibility provisions of the Plan. CG Trust Company serves as the Plan trustee and custodian. CIGNA Retirement & Investment Services ("CIGNA") serves as the Plan administrator. The Plan meets the requirements of a 401(k) plan under the Internal Revenue Code of 1954, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible Participants - Effective January 1, 2000, employees are eligible to participate in the Plan the first of the month following 31 days of employment. Prior to January 1, 2000, employees were eligible to participate in the Plan the first of the month following the later of the date of attainment of age 21, or the date six months after the date of employment.

Employee Contributions - Employees are eligible to contribute up to 15% of their eligible compensation in increments of 1%.

Company Contributions - The Plan includes a matching contribution by the Company which is determined at the beginning of each plan year by the Board of Directors of the Company. Effective January 1, 2000, the matching contribution for the Plan year is 50% of the first $1,000 contributed by the participant. Prior to January 1, 2000, the matching contribution for the Plan year was 50% of the first $500 contributed by the participant.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year using a combination of two methods: on a per capita basis and on the basis of participants' contributions.

Loans to Participants - The Plan has a provision to allow loans to participants of the Plan if the Trustees determine a participant qualifies for such loan. The loans are limited to the lesser of $50,000 or 50% of the vested portion of the participant's accounts under the Plan. The repayment period shall not exceed five years, unless such loan is used to acquire a dwelling unit which will be used as the principal residence of the participant, in which case the repayment period shall not exceed ten years, and interest is charged at prime rate plus one percent. The borrowing participants are charged an initial processing fee and a monthly service charge for each month the loan is outstanding.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the following investment options:

The investment options as of December 31, 2000 are as follows:
  CIGNA Charter Actively Managed Fixed Income Fund
  CIGNA Lifetime 60 Fund
  CIGNA Lifetime 50 Fund
  CIGNA Lifetime 40 Fund
  CIGNA Lifetime 30 Fund
  CIGNA Lifetime 20 Fund
  CIGNA Charter Large Co. Stock Index Fund
  AIM Value Fund
  Templeton Foreign Fund
  Stifel Financial Corp. Common Stock
  CIGNA Direct Fund
  CIGNA Charter Guaranteed Income Fund
  CIGNA Charter Large Company Stock-Growth
  CIGNA Charter Small Company Stock-Growth
  Invesco Dynamics Fund
  Lazard Equity Fund
  CIGNA Charter Small Company Stock-Value I Fund

Investment options added during the period January 1, 1999 through December 31, 2000 are as follows:
  Invesco Dynamics Fund effective June 1, 1999
  Lazard Equity Fund effective June 1, 1999
  CIGNA Charter Small Company Stock-Value I Fund effective June 1, 1999

Investment options disposed of during the period January 1, 1999 through December 31, 2000 are as follows:

  Neuberger & Berman Guardian Trust Fund effective July 1, 1999

  PBHG Growth Fund effective July 1, 1999

For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

Participant Accounts - Participants are given the options to change their deferral percentages, change investment elections for future contributions and may transfer any existing balances among the offered funds at any time.

Vesting - The vesting period for Company contributions is based on a four year cliff vesting schedule. Participants are fully vested in their individual contributions at all times.

Payment of Benefits - Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability, or death will receive the vested balance in their individual account in a lump sum, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Forfeited Plan Assets - If a participant forfeits any unvested balances in their account, these Plan assets are reallocated, on the last day of the Plan year, first to restore forfeited Plan accounts of former participants who are reemployed and become a participant again prior to incurring five consecutive one-year breaks-in-service then to active participants in equal amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on an accrual basis.

Investment Valuation - All investments are stated at fair value based upon quoted market prices.

Other - The Plan presents in the statement of changes in net assets, the net appreciation/(depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. RIGHT TO TERMINATE THE PLAN

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in their accounts and the assets are distributed to the participants on the basis of the value of each participant's account as of the date of termination.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Plan administrator. Stifel Financial Corp., the parent of the Company, common stock is also an investment option. The Company pays all administrative expenses related to the Plan.

5. INVESTMENTS

The fair value of individual investments that represent five percent or more of the Plan's net assets available for plan benefits are as follows:

	2000	1999

AIM Value Fund	$ 9,828,721	$ 11,366,688
Templeton Foreign Fund	3,755,453	3,843,032
CIGNA Direct Fund	4,068,368	4,223,007
CIGNA Charter Guaranteed Income Fund	5,016,858	5,640,197
CIGNA Charter Large Company Stock - Growth	5,673,811	6,373,119
CIGNA Charter Small Company Stock - Growth	6,572,668	5,869,911
Lazard Equity Fund	4,590,514	5,355,857

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(3,568,845) as follows:

Net Depreciation in Fair Value	2000

Mutual funds	$ (3,050,215)
Stifel Financial Corp. Common Stock	58,209
Self-directed fund	(576,839)

$ (3,568,845)

6. INCOME TAX STATUS

The Internal Revenue Service has ruled, as of the most recent determination letter dated August 15, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
  PLAN MERGER

Effective January 12, 2000, the assets of the Hanifen, Imhoff Inc. Profit Sharing Plan and Trust were merged into the Stifel, Nicolaus 401(k) Plan due to the related company merger. The total assets transferred from the Hanifen, Imhoff Inc. Profit Sharing Plan and Trust were $1,097,858.

* * * * * *

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

(a)	(b)	(c)	(d)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Fair
	Lessor or Similar Party	Par or Maturity Value	Value

*	CIGNA Charter Actively Managed Fixed
	Income Fund	Mutual Fund (6,080 shares)	$ 858,383

*	CIGNA Lifetime 60 Fund	Mutual Fund (371 shares)	6,861

*	CIGNA Lifetime 50 Fund	Mutual Fund (1,368 shares)	28,385

*	CIGNA Lifetime 40 Fund	Mutual Fund (5,746 shares)	125,780

*	CIGNA Lifetime 30 Fund	Mutual Fund (3,109 shares)	71,305

*	CIGNA Lifetime 20 Fund	Mutual Fund (3,045 shares)	72,089

*	CIGNA Charter Large Co. Stock Index Fund	Mutual Fund (20,333 shares)	1,451,863

	AIM Value Fund	Mutual Fund (176,023 shares)	9,828,721

	Templeton Foreign Fund	Mutual Fund (254,867 shares)	3,755,453

*	Stifel Financial Corp. Stock	Common Stock (73,685 shares)	856,482

*	CIGNA Direct Fund	Self-directed	4,068,368

*	CIGNA Charter Guaranteed Income Fund	Mutual Fund (160,160 shares)	5,016,858

*	CIGNA Charter Large Company Stock-Growth	Mutual Fund (390,539 shares)	5,673,811

*	CIGNA Charter Small Company Stock-Growth	Mutual Fund (340,494 shares)	6,572,668

	Invesco Dynamics Fund	Mutual Fund (62,787 shares)	2,168,829

	Lazard Equity Fund	Mutual Fund (163,748 shares)	4,590,514

*	CIGNA Charter Small Company Stock -
	Value I Fund	Mutual Fund (50,706 shares)	734,726

*	Cash Transaction Account	Cash	10
			45,881,106

		Promissory notes, interest rates
	Employee loans receivable	from 8.75% to 10.5%; maturity
		dates through December, 2010	799,121

	Total		$ 46,680,227

	* Represents party-in-interest transactions.

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stifel, Nicolaus Profit Sharing 401(K) Plan
(Name of Plan)
Date: June 29, 2001	By /s/Bernard N. Burkemper
Bernard N. Burkemper
(Senior Vice-President / Review Committee)

STIFEL FINANCIAL CORP. AND SUBSIDIARIES

EXHIBIT INDEX

December 31, 2000

Exhibit Number	Description
23	Consent of Independent Accountant